Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated November 16, 2012, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of

Class A Common Stock

Class B Common Stock

of

SCHIFF NUTRITION INTERNATIONAL, INC.

a Delaware corporation

at

$42.00 Net Per Share

Pursuant to the Offer to Purchase dated November 16, 2012

by

ASCOT ACQUISITION CORP.

a wholly owned subsidiary of

RECKITT BENCKISER LLC

a wholly owned subsidiary of

RECKITT BENCKISER GROUP PLC

Ascot Acquisition Corp., a Delaware corporation (“Purchaser” or “we”) and a direct wholly owned subsidiary of Reckitt Benckiser LLC, a Delaware limited liability company (“Parent”), an indirect wholly-owned subsidiary of Reckitt Benckiser Group plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”), is offering to purchase for cash all of the outstanding shares of Class A common stock, par value $0.01 per share (the “Class A Shares”), and Class B common stock, par value $0.01 per share (the “Class B Shares,” and together with the Class A Shares, the “Shares”), of Schiff Nutrition International, Inc., a Delaware corporation (“Schiff” or the “Company”), at a purchase price of $42.00 per Share (the “Offer Price”), net to the holder thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials constitutes the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME, ON FRIDAY, DECEMBER 14, 2012, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Purchaser, Parent and Ultimate Parent are seeking to negotiate a business combination with the Company. Subject to applicable law, Purchaser reserves the right to amend the Offer (including, without limitation, amending the number of Shares to be purchased, the Offer Price and the consideration to be offered in such proposed business combination) upon entering into a definitive merger agreement with the Company, a proposed draft of which was delivered to Schiff on November 15, 2012 (the “Proposed Merger Agreement”) and a copy of which is set forth as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed by Purchaser, Parent and Ultimate Parent on the date of the Offer to Purchase, or to negotiate a merger agreement with the Company not involving a tender offer. Purchaser will pay all charges and expenses of Wells Fargo Shareowner Services (the “Depositary”) and MacKenzie Partners, Inc. (the “Information Agent”) incurred in connection with the Offer.

The purpose of the Offer is to acquire control of, and ultimately if the merger of Purchaser with and into Schiff (the “Proposed Merger”), with Schiff continuing as the surviving corporation in the Proposed Merger and an indirect wholly-owned subsidiary of Parent, is consummated, acquire the entire equity interest in, the Company, while allowing Schiff’s stockholders an opportunity to receive the Offer Price promptly (and in any event within three business days after our acceptance of such Shares) by tendering their Shares into the Offer. If we enter into a definitive Proposed Merger Agreement with Schiff, and the Offer is consummated, we expect to consummate the Proposed Merger as promptly as practicable thereafter in accordance with the Delaware General Corporation Law (the “DGCL”). At the effective time of the Proposed Merger (the “Effective Time”), the outstanding Shares not owned by Purchaser, Parent, Ultimate Parent or their respective subsidiaries, or by holders properly exercising appraisal rights, would be converted into the right to receive cash in an amount equal to the Offer Price, without interest, less any applicable withholding taxes, and Schiff will become a direct wholly-owned subsidiary of Parent and an indirect wholly-owned subsidiary of Ultimate Parent.

If we acquire Shares pursuant to the Offer and depending upon the number of Shares so acquired and other factors relevant to our equity ownership in the Company, we may, subsequent to the consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as we shall determine, which may be different from the Offer Price. We also reserve the right to dispose of Shares that we have acquired or may acquire.

The Offer is not subject to any financing condition. The Offer is conditioned upon: (i) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to 9:00 a.m., New York City time, on Friday, December 14, 2012 (the “Expiration Date,” unless the Offer is extended pursuant to and in accordance with this Offer to Purchase, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended, will expire) that number of Shares, that, when added to the Shares then beneficially owned by Parent and its subsidiaries would represent one Share more than Shares representing fifty percent (50%) of the total outstanding voting power of the Shares on a fully-diluted basis (which includes all Shares issuable upon the exercise, conversion or exchange of any options, rights and securities exercisable or convertible into Shares then outstanding (other than any Shares issuable pursuant to the Top-Up Option) regardless of whether or not then vested) (the “Minimum Condition”), (ii) Purchaser, Parent and Ultimate Parent being satisfied, in their reasonable discretion, that the Agreement and Plan of Merger, dated October 29, 2012, by and among Bayer HealthCare LLC (“Bayer”), Willow Road Company and the Company (the “Bayer Merger Agreement”) has been validly terminated and the execution by the Company of a definitive Proposed Merger Agreement, among the Company, Purchaser, Parent and Ultimate Parent, in form and substance satisfactory to Purchaser, Parent and Ultimate Parent, in their reasonable discretion, (iii) Purchaser, Parent and Ultimate Parent being satisfied, in their reasonable discretion, that the Support Agreements, dated October 29, 2012, by and among Bayer, Willow Road Company and each of Weider Health and Fitness (“Weider”) and TPG STAR SNI, L.P. (“TPG”), entered into in connection with the Bayer Merger Agreement, have been terminated and the execution by each of Weider and TPG of a definitive Tender and Support Agreement, among Parent, Purchaser and such stockholder, in form and substance satisfactory to Purchaser, Parent and Ultimate Parent, in their reasonable discretion, (iv) Purchaser, Parent and Ultimate Parent being satisfied, in their reasonable discretion, that no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover law, including Section 203 of the Delaware General Corporation Law will apply with respect to or as a result of the execution of the Proposed Merger Agreement or the consummation of the Offer, the Proposed Merger or the other transactions contemplated by the Proposed Merger Agreement or by the Tender and Support Agreements, (v) the expiration or earlier termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder, (vi) the Company having provided Ultimate Parent, Parent and Purchaser with access to the due diligence materials provided to Bayer in the negotiation of the Bayer Merger Agreement and Ultimate Parent, Parent and Purchaser being satisfied, in their reasonable discretion, that such materials do not disclose facts that would be materially adverse to the business or prospects of the Company, in light of the transactions contemplated by this Offer to Purchase, as compared to the information publicly disclosed by the Company prior to the date hereof, and (vii) other customary conditions.

The Offer and the withdrawal rights will expire at the Expiration Date, unless the Offer is extended. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after January 15, 2013, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer. The Offer may be extended, subject to the applicable law, among other things, upon a material change in the terms of the Offer or if we waive a material condition of the Offer, for periods of five or ten business days (depending on the circumstance and facts). Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares. Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

In accordance with Rule 14d-11 under the Exchange Act, we may elect to provide a subsequent offering period (and one or more extensions thereof) following the Expiration Date. If we elect to provide a subsequent offering period, it will be an additional period of time, following the Expiration Date, during which stockholders may tender any Shares not previously tendered into the Offer prior to the Expiration Date (or Shares previously tendered and later withdrawn prior to the Expiration Date) and not withdrawn. If we elect to provide a subsequent offering period, (i) it will remain open for such period or periods as we will specify of no fewer than three business days nor more than 20 business days, (ii) Shares may be tendered in the same manner as was applicable to the Offer except that any Shares tendered during such period may not be withdrawn pursuant to Rule 14d-7(a)(2) under the Exchange Act, (iii) we will immediately accept and promptly pay for Shares as they are tendered and (iv) the price per Share will be the same as the Offer Price. For purposes of the Offer as provided under the Exchange Act, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders of record whose Shares have been accepted for payment. Payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares, an indication in the Letter of Transmittal of the tender of Shares held in a direct registration account maintained by Schiff’s transfer agent or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or, in the case of book-entry transfer of Shares held through the Book-Entry Transfer Facility, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

If you are a record owner of Shares and you tender such Shares directly to the Depositary in accordance with the terms of this Offer, Purchaser will not charge you brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares pursuant to the Offer. However, if you do not complete and sign the Internal Revenue Service Form W-9 that is enclosed with the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at the applicable statutory rate on the gross proceeds payable to you. Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with such nominee to determine if they will be charged any service fees or commissions. Purchaser will pay all charges and expenses of the Depositary and the Information Agent incurred in connection with the Offer.

The receipt of cash by you in exchange for your Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes if you are a United States Holder. In general, you will recognize gain or loss equal to the difference between your adjusted tax basis in Shares that you tender into the Offer and the amount of cash you receive for such Shares. If you are a United States Holder and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held such Shares for more than one year. If you are a Non-United States Holder, you will generally not be subject to U.S. federal income tax on gain recognized on Shares you tender into the. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares into the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

This summary advertisement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer to Purchase and the related Letter of Transmittal which contain important information that should be read carefully before any decision is made with respect to the offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in the Offer to Purchase. Any representation to the contrary is unlawful.

The Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery are being filed with the SEC and will be made available through the SEC’s website at http://www.sec.gov/. A request will be made to the Company for the use of its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related

Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

Questions and requests for assistance may be directed to the Information Agent at the addresses and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, NY 10016

(212) 929-5500 (Call Collect)

Call Toll Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

November 16, 2012